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                            November 22, 2021

       Harrysen Mittler
       Chief Executive Officer
       Wearable Health Solutions, Inc.
       2300 Yonge St., Suite 1600
       Toronto, Ontario M4P 1E4
       Canada

                                                        Re: Wearable Health
Solutions, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed November 19,
2021
                                                            File No. 000-56368

       Dear Mr. Mittler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed November 19, 2021

       General

   1. Please update your financial statements as required by Article 8 of Regulation S-X.
                                                        Please note that once
your financial statements are updated, we may have additional comments based upon
review.
 Harrysen Mittler
FirstName LastNameHarrysen
Wearable Health  Solutions, Inc.Mittler
Comapany 22,
November  NameWearable
              2021         Health Solutions, Inc.
November
Page 2    22, 2021 Page 2
FirstName LastName
2. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing